SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c)

AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*

SCIVANTA MEDICAL CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

809120108

(CUSIP Number)

January 25, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 8 Pages)

13G/A

CUSIP No. 809120108	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS McAdoo Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 3,074,239
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 3,074,239
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,074,239
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8% (See also Item 4(b) below)
12	TYPE OF REPORTING PERSON (see instructions) CO

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CUSIP No. 809120108	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS Zanett Opportunity Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 3,074,239
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 3,074,239
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,074,239
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8% (See also Item 4(b) below)
12	TYPE OF REPORTING PERSON (see instructions) CO

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CUSIP No. 809120108	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS Zachary McAdoo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,545,455
	6	SHARED VOTING POWER 3,074,239
	7	SOLE DISPOSITIVE POWER 4,545,455
	8	SHARED DISPOSITIVE POWER 3,074,239
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,619,694
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.8% (See also Item 4(b) below)
12	TYPE OF REPORTING PERSON (see instructions) IN

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CUSIP No. 809120108		Page 5 of 8 Pages

Item 1	(a).	Name of Issuer:

Scivanta Medical Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

215 Morris Avenue Spring Lake, New Jersey 07762

Item 2	(a).	Name of Person Filing:

McAdoo Capital, Inc. Zanett Opportunity Fund, Ltd. Zachary McAdoo

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

For McAdoo Capital, Inc. and Zachary McAdoo:

635 Madison Avenue, 15th Floor New York, NY 10022

For Zanett Opportunity Fund, Ltd.:

c/o Appleby Spurling Canon’s Court 22 Victoria Street P.O. Box HM 1179 Hamilton, Bermuda HM 1179

Item 2	(c).	Citizenship:

McAdoo Capital, Inc. – New York Zanett Opportunity Fund, Ltd. – Bermuda Zachary McAdoo – United States

Item 2	(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2	(e).	CUSIP No.:

809120108

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2 (b) or (c), Check Whether the Person Filing is a:

Not applicable.

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CUSIP No. 809120108		Page 6 of 8 Pages

Item 4.	Ownership.

(a) Amount Beneficially Owned:

Zanett Opportunity Fund, Ltd. (the “Fund”) beneficially owns 3,074,239 shares of Common Stock. The aggregate amount of Common Stock beneficially owned by the Fund and reported in this statement excludes (i) 3,333,333 shares of Common Stock issuable upon the conversion of an 8% convertible debenture due May 20, 2014 (the “Debenture Due 2014”) held by the Fund and (ii) 2,500,000 shares of Common Stock issuable upon the conversion of an 8% convertible debenture due August 15, 2015 (the “Debenture Due 2015” and together with the Debenture Due 2014, the “Debentures”) held by the Fund, as the terms of the Debentures include provisions that prevent the Fund from converting the Debentures into shares of Common Stock if the Fund owns more than 4.99% of the outstanding shares of Common Stock.

McAdoo Capital, Inc. (“McAdoo Capital”) exercises investment discretion over the Fund’s 3,074,239 shares of Common Stock. Zachary McAdoo exercises investment discretion over shares beneficially owned by McAdoo Capital (including the shares owned by the Fund) by virtue of his position as President of McAdoo Capital, in addition to the 4,545,455 shares of Common Stock Mr. McAdoo beneficially owns. This report shall not be construed as an admission that McAdoo Capital or Mr. McAdoo is the beneficial owner of the Fund’s shares for any purposes.

(b) Percent of Class:

The Fund is the beneficial owner of 6.8% of the issuer’s Common Stock. As provided in the issuer’s Annual Report on Form 10-K filed January 29, 2013 for the fiscal year ended October 31, 2012, there were 45,318,839 shares of Common Stock outstanding as of January 25, 2013. Due to its investment discretion over the shares the Fund beneficially owns, McAdoo Capital may be deemed to be the beneficial owner of 6.8% of the issuer’s Common Stock. By virtue of his position as President of McAdoo Capital, in addition to the 4,545,455 shares of Common Stock Mr. McAdoo beneficially owns, Mr. McAdoo may be deemed the beneficial owner of 16.8% of the issuer’s Common Stock. The beneficial ownership percentages of the Fund, McAdoo Capital and Mr. McAdoo are based on the issuer’s outstanding shares.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See the attached responses to Item 5 on the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See the attached responses to Item 6 on the attached cover pages.

(iii) Sole power to dispose or to direct the disposition of:

See the attached responses to Item 7 on the attached cover pages.

(iv) Shared power to dispose or to direct the disposition of:

See the attached responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Investors in the Fund described in Item 4 above have the right to receive dividends from, or the proceeds from the sale of, the shares held in each Fund.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 809120108		Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2013	MCADOO CAPITAL, INC.

/s/ Zachary McAdoo
Zachary McAdoo, President

Dated: February 4, 2013	ZANETT OPPORTUNITY FUND, LTD.

By: MCADOO CAPITAL, INC., its Investment Manager

/s/ Zachary McAdoo
Zachary McAdoo, President

Dated: February 4, 2013	/s/ Zachary McAdoo
Zachary McAdoo

EXHIBITS

No.	Exhibit

99.1	Joint Filing Agreement